Exhibit 99.2

ELTEK LTD.

4 Drezner Street
Sgoola Industrial Zone
Petach Tikva 49101, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Arieh Reichart, Amnon Shemer and Eli Dvora, or any of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.6 per share, of Eltek Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual and Special General Meeting of Shareholders of the Company (the “Meeting”) to be held on Thursday, October 17, 2013 at 10:00 a.m. (Israel time) at the principal offices of the Company, 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Meeting (receipt of which is hereby acknowledged):

IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEMS 1 THROUGH 12 SET FORTH ON THE REVERSE, INCLUDING THE ELECTION OF THE NOMINEES FOR DIRECTOR NAMED IN ITEM 4. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST FOR ITEMS 1 THROUGH 6 AND 8 THROUGH 11 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

14475

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

ELTEK LTD.

October 17, 2013

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

  Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS NAMED IN ITEM 4
AND “FOR” PROPOSALS 1-3 AND 5-12.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE, PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

IN EVENT THAT ITEM 1 IS NOT APPROVED, ITEMS 2-11 WILL BE WITHDRAWN FROM							FOR	AGAINST	ABSTAIN
CONSIDERATION.		FOR	AGAINST	ABSTAIN	8.	To approve the grant of waiver and release letters to our Company’s current directors and officers.	☐	☐	☐
1.	To approve the issuance and sale of 3,532,655 of our Company’s ordinary shares to Nistec Ltd. for $4.2 million, or $1.189 per ordinary share.	☐	☐	☐
					9.	To approve the purchase of a “Run-Off” insurance policy for our Company’s current directors and officers.	☐	☐	☐

2.	To approve a management agreement between our Company and Nistec Ltd.	☐	☐	☐	10.	To approve the purchase of a new Directors’ and Officers’ insurance policy.	☐	☐	☐

					11.	To approve the adoption of Amended and Restated Articles of Association for our Company.	☐	☐	☐
3.	To approve the payment of a finder’s fee of $200,000 to Merhav M.N.F. Ltd.	☐	☐	☐

12.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2013.
							☐	☐	☐
4.	To elect four directors to serve until the 2014 Annual General Meeting of Shareholders.

	YITZHAK NISSAN	☐	☐	☐	PURSUANT TO ISRAELI LAW, IN ORDER TO ENSURE SPECIFIC MAJORITY REQUIREMENTS WE ARE REQUIRED TO ASK YOU IF YOU HAVE A PERSONAL INTEREST (AS DESCRIBED IN THE PROXY STATEMENT) WITH RESPECT TO ALL ITEMS, EXCEPT FOR ITEMS 7 AND 12.

	MORDECHAI MARMORSTEIN	☐	☐	☐
							YES	NO
	GAVRIEL DAVID MERON	☐	☐	☐		Do you have a personal interest with respect to Item 1?	☐	☐

	DAVID RUBNER	☐	☐	☐		Do you have a personal interest with respect to Item 2?	☐	☐

5.	To approve the compensation terms for the directors.	☐	☐	☐		Do you have a personal interest with respect to Item 3?	☐	☐

6.	To approve the entry into indemnification agreements between our Company and its new directors.	☐	☐	☐		Do you have a personal interest with respect to Item 4?	☐	☐

						Do you have a personal interest with respect to Item 5?	☐	☐
7.	To approve the grant of exculpation letters to our Company’s directors and officers.	☐	☐	☐
						Do you have a personal interest with respect to Item 6?	☐	☐

						Do you have a personal interest with respect to Item 8?	☐	☐

						Do you have a personal interest with respect to Item 9?	☐	☐

						Do you have a personal interest with respect to Item 10?	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				☐		Do you have a personal interest with respect to Item 11?	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.